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Exhibit 99.1

 DragonWave Reports Third Quarter Fiscal Year 2016 Results

        OTTAWA, CANADA — January 13, 2016 — DragonWave Inc. (TSX:DWI; NASDAQ:DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced financial results for the third quarter of fiscal year 2016. All figures are in U.S. dollars and were prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

        Revenue for the third quarter of fiscal year 2016 was $21.0 million, compared with $26.9 million in the second quarter of fiscal year 2016 and $47.3 million in the third quarter of the fiscal year 2015. Revenue from the Nokia channel represented 40% of revenue in the third quarter of this fiscal year, versus 50% in third quarter of fiscal year 2015.

        Gross profit in the third quarter of fiscal year 2016 was 23.5%, compared with 14.8% in the second quarter of fiscal year 2016 and 16.3% in the third quarter of fiscal year 2015.

        Operating expenses excluding restructuring charges were reduced from $10.5M in the previous quarter to $8.7M in the third quarter.

        Net loss attributable to shareholders in the third quarter of fiscal year 2016 was ($6.2) million or ($0.08) per basic and diluted share, which included restructuring charges of $1.4M. This compares to a net loss attributable to shareholders of ($21.0) million or ($0.28) per basic and diluted share in the second quarter of fiscal year 2016 and ($3.8) million or ($0.05) per basic and diluted share in the third quarter of fiscal year 2015.

        "We made important improvements this quarter by increasing our gross margins and reducing operating expenses. We have begun to realign the organization to address customer opportunities on a direct basis in light of the changes in our Nokia channel." said DragonWave President and CEO, Peter Allen.

        Cash and cash equivalents totaled $7.8 million at the end of the third quarter of fiscal year 2016, compared to $13.1 million at the end of the second quarter of fiscal year 2016.

Webcast and Conference Call Details:

        The DragonWave management team will discuss the results on a webcast and conference call beginning at 8:30 a.m. Eastern Time on January 14, 2016.

        The live webcast and presentation slides will be available at the Investor Relations section of the DragonWave website at: http://investor.dragonwaveinc.com/events.cfm

An archive of the webcast will be available at the same link.

Conference call dial-in numbers:

Toll-free North America Dial-in: (877) 312-9202

International Dial-in: (408) 774-4000

About DragonWave

        DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave's corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

        Certain statements in this release constitute forward-looking statements or forward-looking information as defined by applicable securities laws. Forward-looking statements include statements as to DragonWave's forward opportunities and the potential benefits of, and demand for, DragonWave's products. These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave's products compared to competitive offerings in the industry.

        Forward-looking statements are provided to help external stakeholders understand DragonWave's expectations as of the date of this release and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on such statements. DragonWave's actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements, as a result of the risks identified above as well as other risks identified in our publicly filed documents. Material risks and uncertainties relating to our business are described under the heading "Risks and Uncertainties" in the MD&A dated January 13, 2016 and in the Company's Annual Information Form and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Investor Contact: Peter Allen President & CEO DragonWave Inc. investor@dragonwaveinc.com Tel: +1-613-599-9991 ext 2222	Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: +1-613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: +1-408-778-2024

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts
(Unaudited)

	As at November 30, 2015	As at February 28, 2015
Assets
Current Assets
Cash and cash equivalents	7,784	23,692
Trade receivables	27,566	48,626
Inventory	25,403	24,294
Other current assets	3,611	5,834
Deferred tax asset	25	61

	64,389	102,507
Long Term Assets
Property and equipment	4,148	4,322
Deferred tax asset	—	1,485
Deferred financing cost	—	18
Intangible assets	704	794
Goodwill	—	11,927

	4,852	18,546
Total Assets	69,241	121,053

Liabilities
Current Liabilities
Debt facility	26,652	—
Accounts payable and accrued liabilities	26,118	40,163
Deferred revenue	2,024	830
Capital lease obligation	211	514
Warrant liability	47	—

	55,052	41,507
Long Term Liabilities
Debt facility	—	32,400
Other long term liabilities	888	1,139
Warrant liability	4	1,239

	892	34,778
Shareholders' equity
Capital stock	221,126	220,952
Contributed surplus	9,024	8,388
Deficit	(209,094)	(175,921)
Accumulated other comprehensive loss	(9,618)	(9,618)

Total Shareholders' equity	11,438	43,801
Non-controlling interests	1,859	967

Total Equity	13,297	44,768
Total Liabilities and Equity	69,241	121,053

Shares issued & outstanding	75,487,649	75,290,818

CONSOLIDATED STATEMENTS OF OPERATIONS

Expressed in US $000's except share and per share amounts
(Unaudited)

	Three months ended		Nine months ended
	November 30, 2015	November 30, 2014	November 30, 2015	November 30, 2014
REVENUE	20,997	47,320	74,254	114,024
Cost of sales	16,063	39,602	59,786	94,527

Gross profit	4,934	7,718	14,468	19,497

EXPENSES
Research and development	2,873	4,827	10,981	14,386
Selling and marketing	2,418	3,557	8,714	10,230
General and administrative	3,398	3,808	10,487	11,797

	8,689	12,192	30,182	36,413

Loss before other items	(3,755)	(4,474)	(15,714)	(16,916)
Goodwill impairment	—	—	(11,927)	—
Restructuring costs	(1,419)	—	(1,419)	—
Amortization of intangible assets	(149)	(333)	(481)	(981)
Accretion expense	(36)	(69)	(168)	(109)
Interest expense	(499)	(301)	(1,590)	(1,105)
Warrant issuance expenses	—	—	—	(221)
Gain on change in estimate	—	200	—	301
Gain on sale of fixed assets	—	18	—	18
Fair value adjustment — warrant liability	293	1,880	1,188	1,028
Foreign exchange (loss) gain	270	145	(24)	519

Loss before income taxes	(5,295)	(2,934)	(30,135)	(17,466)
Income tax expense	459	502	2,146	1,047

Net Loss	(5,754)	(3,436)	(32,281)	(18,513)
Net Income Attributable to Non-Controlling Interest	(493)	(320)	(892)	(739)

Net Loss attributable to shareholders	(6,247)	(3,756)	(33,173)	(19,252)
Net loss per share
Basic	(0.08)	(0.05)	(0.44)	(0.29)
Diluted	(0.08)	(0.05)	(0.44)	(0.29)
Weighted Average Shares Outstanding
Basic	75,450,850	75,254,452	75,341,034	65,738,695
Diluted	75,450,850	75,254,452	75,341,034	65,738,695

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DragonWave Reports Third Quarter Fiscal Year 2016 Results
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF OPERATIONS Expressed in US $000's except share and per share amounts (Unaudited)